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                              July 24, 2020

       Chip Cummings
       Manager
       Red Oak Capital Fund V, LLC
       625 Kenmoor Avenue SE, Suite 211
       Grand Rapids, MI 49546

                                                        Re: Red Oak Capital
Fund V, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 8, 2020
                                                            File No. 024-11263

       Dear Mr. Cummings:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed July 8, 2020

       General

   1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption
from registration under the Investment Company Act of 1940, as amended. Please be
advised that you are responsible for analyzing how your investments, investment strategy and
business model will support that exemption. The staff has not reviewed and does not
necessarily concur with disclosure with respect to the availability of that exemption.
   2. Please be advised that you are responsible for analyzing the applicability of the
                                                        Investment Advisers Act
of 1940 to your external manager.
 Chip Cummings
FirstName  LastNameChip  Cummings
Red Oak Capital Fund V, LLC
Comapany
July       NameRed Oak Capital Fund V, LLC
     24, 2020
July 24,
Page  2 2020 Page 2
FirstName LastName
3. We note the automatic renewal feature of the bonds. Please advise us if the renewals are factored into the offering price limit of Rule 251(a)(2). In this regard, if you intend to rely on an exemption from registration for the automatic renewals, please provide a detailed analysis as to the availability of the exemption.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction